

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

<u>Via E-mail</u>
Stuart B. Beath
Chief Financial Officer
Fuel Performance Solutions, Inc.
7777 Bonhomme Avenue, Suite 1920
St. Louis, MO 63105

> **Re:** **Fuel Performance Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 19, 2014**
> **File No. 333-198842**

Dear Mr. Beath:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your disclosure at page 6 that you are an emerging growth company. We also note that you have filed registration statements on Form S-1 and Form S-8 prior to December 18, 2011. Please provide a detailed analysis as to the basis for your belief that you are an emerging growth company. In this regard, we note Question (2) of the *Jumpstart Our Business Startups Act Frequently Asked Questions*, at *http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm*.

Selling Security Holders, page 13

2.   For each selling security holder that is not a natural person, please revise to identify in the registration statement the person or persons who have voting or investment control over your securities that the holder owns. Please refer to Question 140.02 of *Compliance and Disclosure Interpretations: Regulation S-K*, at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Signatures, page 52

3.   Please revise to indicate, if true, that Mr. Beath is signing on behalf of himself in his capacity as principal accounting officer. Please also ensure that his signature matches his name.

Exhibits

4.   Please file all exhibits with your next amendment so that we may have time to review them.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Gregg E. Jaclin
        Szaferman Lakind Blumstein & Blader, PC